UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                            IXC Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    450713102
            --------------------------------------------------------
                                 (CUSIP Number)

      Michael M. Pastore, Esq., Vice President, General Electric Investment
               Corporation, 3003 Summer Street, Stamford, CT 06904
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JULY 20, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450713102               SCHEDULE 13D/A              Page 2 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Trustees of the General Electric Pension Trust
      I.R.S. # 14-6015763
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,624,517 shares (9,998,690 shares upon conversion of
  OWNED BY              Preferred Stock)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,624,517 shares (9,998,690 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,624,517 shares (9,998,690 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.1% (26.7% upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 450713102               SCHEDULE 13D/A              Page 3 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      General Electric Investment Corporation
      I.R.S. #22-2152310
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,624,517 shares (9,998,690 shares upon conversion of
  OWNED BY              Preferred Stock)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,624,517 shares (9,998,690 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,624,517 shares (9,998,690 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.1% (26.7% upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 450713102               SCHEDULE 13D                Page 4 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      General Electric Company
      I.R.S. # 14-0689340
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |X|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        Disclaimed (see 11 below)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Disclaimed (see 11 below)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      Disclaimed (see 11 above)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                             INTRODUCTORY STATEMENT

            On July 20, 1999, IXC Communications, Inc. (the "Issuer") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cincinnati Bell Inc. ("Cincinnati Bell") providing for a business combination between the Issuer and Cincinnati Bell. In connection with the Merger Agreement, GEPT (as defined below), entered into a Stockholder Agreement with Cincinnati Bell (the "Stockholder Agreement"), dated as of July 20, 1999, relating to the voting of certain shares (the "Subject Shares") of the Issuer's common stock, par value $.01 per share (the "Common Stock"). In addition, on July 20, 1999, GEPT entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Cincinnati Bell providing for the sale to Cincinnati Bell of an aggregate of 4,999,345 shares of Common Stock. This Amendment No. 3 (this "Amendment") amends a Statement on Schedule 13D, as previously amended (the "Statement"), and is being filed to report the effect of the Stockholder Agreement and the Stock Purchase Agreement on the beneficial ownership by GEPT in the Common Stock.

            The Merger Agreement, Stockholder Agreement and Stock Purchase Agreement are filed as Exhibits hereto and are incorporated herein by reference.

            This Amendment is filed on behalf of General Electric Pension Trust, a New York common law trust ("GEPT"), General Electric Company, a New York corporation ("GE") and General Electric Investment Corporation, a Delaware corporation and a wholly owned subsidiary of GE ("GEIC"). GEIC acts as the Investment Manager of GEPT, and may be deemed to be a beneficial owner of the shares of Common Stock and Preferred Stock of the Issuer owned by GEPT. GEPT and GEIC each expressly disclaim that they are members of a "group." GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group." GEPT, GE and GEIC (collectively, the "Reporting Persons") have entered into a Joint Filing Agreement, dated July 26, 1999, a copy of which is attached hereto as Schedule I. Except as specifically provided herein, this Amendment does not modify any of the information reported on the Statement, including information with respect to the persons other than the Reporting Persons.

ITEM 2. IDENTITY AND BACKGROUND

            Item 2 is hereby amended and restated in its entirety as follows:

            GEPT administers the pension assets held for the benefit of employees of GE. GE is a diversified manufacturing and financial corporation. GEIC is a registered investment adviser and acts as the Investment Manager of GEPT.

            The address of the principal offices of GEPT and GEIC is 3003 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield CT 06431.

            For information with respect to the identity and principal occupation of each (i) Trustee of GEPT see Schedule II attached hereto; (ii) executive officer and director of GEIC see Schedule III attached hereto; and
(iii) executive officer and director of GE see Schedule IV attached hereto.

            Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II, III or IV has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181).

In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England, facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by


                               PAGE 5 of 20 PAGES
the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered...shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent...loss of any registered source."

            At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

            All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II, III and IV are United States citizens, except that Paolo Fresco, Director of GE, is a citizen of Italy, Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, Andrea Jung, Director of GE, is a citizen of Canada and G.S. Malm, Senior Vice President of GE, is a citizen of Sweden.

ITEM 4. PURPOSE OF TRANSACTION

            Item 4 is hereby supplemented to include the following:

            On July 20, 1999, GEPT entered into the Stock Purchase Agreement, which provides that Cincinnati Bell will purchase from GEPT an aggregate of 4,999,345 shares of Common Stock. It is anticipated that upon the consummation of the transactions contemplated by the Stock Purchase Agreement, the Reporting Person will beneficially own 3,625,172 shares of Common Stock (4,999,345 shares upon conversion of shares of the Issuer's 7 1/4% Junior Convertible Preferred Stock Due 2007 (the "Preferred Stock")).

            The Stock Purchase Agreement provides that Cincinnati Bell shall, within two business days of the date of the Stock Purchase Agreement or such later date as GEPT shall advise Cincinnati Bell, purchase from GEPT 300,000 shares of Common Stock at a purchase price of fifty dollars ($50.00) per share. The Stock Purchase Agreement also provides that Cincinnati Bell shall purchase from GEPT 4,699,345 shares of Common Stock at a purchase price of fifty dollars ($50.00) per share (the "Final Closing") following the satisfaction or waiver of certain conditions, including that (a) no statute, rule, regulation, order, decree, temporary restraining order or injunction shall have been entered, enacted, promulgated or enforced by a Governmental Authority (as defined therein), which enjoins or prohibits the transactions contemplated thereby and
(b) any applicable waiting period (as such may be extended by the governmental agencies involved) with respect to the transactions contemplated thereby under the provisions of the HSR Act (as defined therein) shall have expired or have been terminated by the appropriate governmental agency. Additionally, the Stock Purchase Agreement provides that it may be terminated (a) by written consent of GEPT and Cincinnati Bell, (b) by either GEPT or Cincinnati Bell if any United States court of competent jurisdiction or other competent Governmental Authority shall have issued an order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated therein and such order decree or injunction or other action shall have become final and nonappealable and (c) by either GEPT or Cincinnati Bell if the Final Closing has not occurred by July 31, 2000, provided, however, that neither party may terminate the Stock Purchase Agreement pursuant to clause (c) if the Final Closing has not occurred by such date by reason of the failure of such party to perform in all material respects any of its obligations therein.

            Except as disclosed in this Item 4 and as disclosed in Item 6 of this Amendment, the Reporting Persons do not have any present plans or proposals which relate to or would result in:


                               PAGE 6 of 20 PAGES

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) Any action similar to any of those enumerated above.

            The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement, the full text of which is filed as
Exhibit 5 hereto. The Introductory Statement to this Amendment and the Stock Purchase Agreement are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

            Item 5 is hereby amended and restated in its entirety as follows:

            (a) The Issuer reported in the Merger Agreement that it had outstanding as of the close of business on July 20, 1999 an aggregate of 37,393,939 shares of Common Stock. As of the date of this Amendment, the Reporting Person may be deemed to beneficially own 9,998,690 shares of Common Stock representing approximately 26.7% of the shares of Common Stock outstanding. This number reflects the beneficial ownership of shares of Common Stock upon conversion of 322,349 shares of Preferred Stock (as defined therein), which shares of Preferred Stock are convertible, in the aggregate, into 1,374,173 shares of Common Stock. It is anticipated that upon the consummation of the transactions disclosed in Item 4 of this Amendment, the Reporting Person will have beneficial ownership of 3,625,172 shares of Common Stock (4,999,345 shares upon conversion of Preferred Stock), representing approximately 9.7% of the shares of Common Stock outstanding (13.4% upon conversion of Preferred Stock).

            (b) GEPT has shared voting and dispositive power over the shares of Common Stock and Preferred Stock beneficially owned by GEPT. GEIC, as the Investment Manager of GEPT, has shared voting and dispositive power over the shares beneficially owned by GEPT. The number of shares of Common Stock as to which there is shared power to vote or direct the vote and shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Amendment, which information is incorporated herein by reference.

            (c) Except as disclosed in Item 4 of this Amendment, no Reporting Person has effected any transaction in shares of Common Stock or Preferred Stock during the preceding 60 days and to the best knowledge of each Reporting Person, no person identified in Schedules II, III or IV, beneficially owns any shares of Common


                               PAGE 7 of 20 PAGES

Stock or Preferred Stock or has effected any transaction in shares of Common Stock or Preferred Stock during the preceding 60 days.

            (d) The Reporting Persons have the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or Preferred Stock beneficially owned by the Reporting Persons and covered by this Schedule 13D.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is hereby supplemented to include the following:

            Concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement to Cincinnati Bell's willingness to enter into the Merger Agreement, GEPT entered into the Stockholder Agreement. Pursuant to the Stockholder Agreement, GEPT has agreed that it will (a) appear at any meeting of stockholders of the Issuer to vote upon the Merger (as defined therein) or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger or the Merger Agreement is sought, (b) vote the Subject Shares (as defined therein) (other than the Subject Shares which shall have been purchased by Cincinnati Bell pursuant to the Stock Purchase Agreement) in favor of the adoption by the Issuer of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement, (c) not dispose of, consent to or enter into any arrangement with respect to any Transfer (as defined therein) of any Subject Shares or any interest therein to any person other than pursuant to the Merger Agreement, (d) not enter into any voting arrangement in connection with any IXC Takeover Proposal (as defined therein) or otherwise with respect to the Subject Shares, (e) not, and will not authorize or permit any of its Subsidiaries (as defined therein) or affiliates (other than the Issuer) or any of its representatives to solicit, initiate, encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, an IXC Takeover Proposal, (f) not enter into any agreement with respect to any IXC Takeover Proposal, (g) participate in any discussions or negotiations regarding an IXC Takeover Proposal and (h) will not issue any press release or make any other public statement with respect to the Merger Agreement, the Stockholder Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement without the prior written consent of Cincinnati Bell, except as may be required by applicable law, including any filings required under the Exchange Act (as defined therein). The Stockholder Agreement provides that it shall terminate upon the earlier of (a) the Effective Time (as defined therein) and (b) 10 Business Days (as defined therein) after the termination of the Merger Agreement in accordance with its terms.

            The foregoing response to this Item 6 is qualified in its entirety by reference to the Merger Agreement and the Stockholder Agreement, the full texts of which are filed as Exhibits 6 and 7, respectively, hereto. The Introductory Statement to this Amendment, the Merger Agreement and the Stockholder Agreement are incorporated herein by reference.


                               PAGE 8 of 20 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is hereby amended and restated in its entirety as follows:

            1. Stock Exchange Agreement dated as of June 10, 1996. (*)

            2. Registration Rights Agreement dated as of June 10, 1996. (**)

            3. Certificate of Designations, dated as of March 31, 1997, executed by the Issuer. (***)

            4. Registration Rights Agreement, dated as of March 25, 1997, by and among the Issuer and the Sellers. (****)

            5. Stock Purchase Agreement by and among GEPT and Cincinnati Bell, dated as of July 20, 1999.

            6. Agreement and Plan of Reorganization and Merger by and among Cincinnati Bell, Ivory Merger Inc. and IXC Communications, Inc., dated as of July 20, 1999.

            7. Stockholder Agreement between Cincinnati Bell and GEPT, dated as of July 20, 1999.

----------

            (*) Incorporated by reference to Exhibit 1 to the Reporting Persons' statement on Schedule 13D, dated July 9, 1996.

            (**) Incorporated by reference to Exhibit 2 to the Reporting Persons' statement on Schedule 13D, dated July 9, 1996.

            (***) Incorporated by reference to Exhibit 1 to the Reporting Persons' amendment to its statement on Schedule 13D dated April 1, 1997.

            (****) Incorporated by reference to Exhibit 2 to the Reporting Persons' amendment to its statement on Schedule 13D dated April 1, 1997.

SCHEDULES.

            Schedule I to the Statement is hereby deleted in its entirety and new Schedules I, II, III and IV are inserted in lieu thereof.


                               PAGE 9 of 20 PAGES

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: July 26, 1999

                                        GENERAL ELECTRIC PENSION TRUST

                                        By: General Electric Investment
                                            Corporation,
                                            its Investment Manager


                                        By:/s/ Michael M. Pastore
                                           ----------------------------------
                                           Name:  Michael M. Pastore
                                           Title: Vice President


                              PAGE 10 of 20 PAGES

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: July 26, 1999

                                        GENERAL ELECTRIC INVESTMENT CORPORATION


                                        By:/s/ Michael M. Pastore
                                           ----------------------------------
                                           Name:  Michael M. Pastore
                                           Title: Vice President


                              PAGE 11 of 20 PAGES

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: July 26, 1999

                                        GENERAL ELECTRIC COMPANY


                                        By:/s/ John H. Myers
                                           ----------------------------------
                                           Name:  John H. Myers
                                           Title: Vice President


                              PAGE 12 of 20 PAGES

                                                                      Schedule I

                             JOINT FILING AGREEMENT

            The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) with respect to the beneficial ownership by the undersigned of shares of the Common Stock and Preferred Stock of IXC Communications, Inc. is being filed jointly with the Securities and Exchange Commission on behalf of each of the undersigned.

Dated:  July 26, 1999

                                        GENERAL ELECTRIC PENSION TRUST

                                        By: General Electric Investment
                                            Corporation
                                            its Investment Manager


                                        By:/s/ Michael M. Pastore
                                           ----------------------------------
                                           Name:  Michael M. Pastore
                                           Title: Vice President


                                        GENERAL ELECTRIC INVESTMENT
                                        CORPORATION


                                        By:/s/ Michael M. Pastore
                                           ----------------------------------
                                           Name:  Michael M. Pastore
                                           Title: Vice President


                                        GENERAL ELECTRIC COMPANY


                                        By:/s/ John H. Myers
                                           ----------------------------------
                                           Name: John H. Myers
                                           Title: Vice President


                              PAGE 13 of 20 PAGES

                                                                     SCHEDULE II

                         GENERAL ELECTRIC PENSION TRUST

            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:

Eugene K. Bolton                        Executive Vice President of GEIC and
                                        GEIM

Michael J. Cosgrove                     Executive Vice President of GEIC and
                                        GEIM

John H. Myers                           Vice President of General Electric
                                        Company, Chairman of the Board and
                                        President of GEIC and GEIM

Ralph R. Layman                         Executive Vice President of GEIC and
                                        GEIM

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary of GEIC and
                                        GEIM

Robert A. MacDougall                    Executive Vice President of GEIC and
                                        GEIM

Donald W. Torey                         Executive Vice President of GEIC and
                                        GEIM

John J. Walker                          Executive Vice President - Finance
                                        and Administration of GEIC and
                                        Executive Vice President - Chief
                                        Financial Officer of GEIM


                              PAGE 14 of 20 PAGES

                                                                    SCHEDULE III

          General Electric Investment Corporation Executive Officers

            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of the Officers of General Electric Investment Corporation ("GEIC") are as follows:

John H. Myers                           Chairman of the Board and President

Eugene K. Bolton                        Executive Vice President

Michael J. Cosgrove                     Executive Vice President

Ralph R. Layman                         Executive Vice President

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary

Robert A. MacDougall                    Executive Vice President

Geoffrey R. Norman                      Executive Vice President

Donald W. Torey                         Executive Vice President

John J. Walker                          Executive Vice President-Chief Financial
                                        Officer

Peter J. Hathaway                       Senior Vice President - Equity
                                        Portfolios

Elaine G. Harris                        Senior Vice President - Equity
                                        Portfolios

Paul C. Reinhardt                       Senior Vice President - Equity
                                        Portfolios

Christopher W. Smith                    Senior Vice President - Equity
                                        Investments

David B. Carlson                        Senior Vice President - Equity
                                        Portfolios

Christopher D. Brown                    Senior Vice President - Equity
                                        Portfolios

Richard L. Sanderson                    Senior Vice President - Equity Research

Robert R. Kaelin                        Senior Vice President - Municipal Bonds

Philip A. Riordan                       Senior Vice President - Real Estate

Judith A. Studer                        Senior Vice President - International
                                        Equity Portfolios

Brian Hopkinson                         Senior Vice President - International
                                        Equity Portfolios

Michael J. Caufield                     Senior Vice President - Municipal Bonds

James M. Mara                           Senior Vice President - International
                                        Private Equities

Makoto F. Sumino                        Vice President - International Equity
                                        Portfolios

Daniel J. Barker                        Vice President - International Equity
                                        Portfolios

Michael J. Solecki                      Vice President - International Equity
                                        Portfolios

Daizo Motoyoshi                         Vice President - International Equity
                                        Portfolios

Damian J. Maroun                        Vice President - Equity Trading


                              PAGE 15 of 20 PAGES

Gerald L. Igou                          Vice President - Equity Investments

Tara K. Holbrook                        Vice President - Equity Investments

Ralph E. Whitman                        Vice President - Equity Investments

Jane E. Hackney                         Vice President - Equity Investments

Mara A. Mitchell                        Vice President - Equity Investments

John H. Schaetzl                        Vice President - Domestic Equities

Anthony J. Sirabella                    Vice President - Information Technology

Jeffrey A. Groh                         Vice President - Operations

William R. Wright                       Vice President - Fixed Income

David J. Beck                           Vice President - Fixed Income

Robert W. Aufiero                       Vice President - Fixed Income

Kathleen S. Brooks                      Vice President - Fixed Income

William M. Healey                       Vice President - Fixed Income

T. Brent Jones                          Vice President - Fixed Income

Stella V. Lou                           Vice President - Municipal Bonds

Michael A. Sullivan                     Vice President - Fixed Income

Susan M. Courtney                       Vice President - Municipal Bonds

David W. Wiederecht                     Vice President - Private Equities

Wolfe H. Bragin                         Vice President - Private Equities

Andreas Hildebrand                      Vice President - Private Equities

Patrick J. McNeela                      Vice President - Private Equities

Anthony J. Mariani                      Vice President - Private Equities

B. Bradford Barrett                     Vice President - Real Estate

Robert P. Gigliotti                     Vice President - Real Estate

Preston R. Sargent                      Vice President - Real Estate

Jeanne M. La Porta                      Vice President - Assoc. Gen. Counsel and
                                        Asst. Secretary

Michael M. Pastore                      Vice President - Assoc. Gen. Counsel and
                                        Asst. Secretary

Scott A. Silberstein                    Vice President - Assoc. Gen. Counsel and
                                        Asst. Secretary

Matthew J. Simpson                      Vice President - Assoc. Gen. Counsel and
                                        Asst. Secretary

Marc R. Bryant                          Vice President - Asoc. Gen Counsel and
                                        Asst. Secretary

Michael J. Strone                       Vice President - Assoc. Gen. Counsel and
                                        Asst.


                              PAGE 16 of 20 PAGES

                                        Secretary

Robert J. Zalucki                       Vice President - Tax Counsel

                General Electric Investment Corporation Directors

                                  John H. Myers

                                Eugene K. Bolton

                               Michael J. Cosgrove

                                 Ralph R. Layman

                                  Alan M. Lewis

                              Robert A. MacDougall

                               Geoffrey R. Norman

                                 Donald W. Torey

                                 John J. Walker


                              PAGE 17 of 20 PAGES

                                                                     SCHEDULE IV

                   General Electric Company Executive Officers

            The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

            The names and principal occupations of the Officers of General Electric Company are as follows:

Officers                                Position(s)
--------                                -----------

J.F. Welch, Jr.                         Chairman of the Board and Chief
                                        Executive Officer

P.D. Ameen                              Vice President and Comptroller

J.R. Bunt                               Vice President and Treasurer

D.L. Calhoun                            Senior Vice President - GE Lighting

W.J. Conaty                             Senior Vice President - Human Resources

D.M. Cote                               Senior Vice President - GE Appliances

D.D. Dammerman                          Vice Chairman of the Board and Executive
                                        Officer, Chairman and Chief Executive
                                        Officer, General Electric Capital
                                        Services, Inc.

L.S. Edelheit                           Senior Vice President - Corporate
                                        Research and Development

B.W. Heineman, Jr.                      Senior Vice President - General Counsel
                                        and Secretary

J.R. Immelt                             Senior Vice President - GE Medical
                                        Systems

G.S. Malm                               Senior Vice President - Asia

W.J. McNerney, Jr.                      Senior Vice President - GE Aircraft
                                        Engines

E.F. Murphy                             Vice Chairman of the Board and Executive
                                        Officer

R.L. Nardelli                           Senior Vice President - GE Power Systems

R.W. Nelson                             Vice President - Corporate Financial
                                        Planning and Analysis

J.D. Opie                               Vice Chairman of the Board and Executive
                                        Officer

G.M. Reiner                             Senior Vice President - Chief
                                        Information Officer

J.G. Rice                               Vice President - GE Transportation
                                        Systems

G.L. Rogers                             Senior Vice President - GE Plastics

K.S. Sherin                             Senior Vice President - Finance and
                                        Chief Financial Officer

L.G. Trotter                            Senior Vice President - GE Industrial
                                        Systems

                                        Citizenship
                                        -----------


                              PAGE 18 of 20 PAGES

                        G. S. Malm                    Sweden
                        All Others                    U.S.A

                       General Electric Company Directors

            The names, business addresses and principal occupations of the Directors of General Electric Company are as follows:

                        PRESENT                             PRESENT
NAME                    BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----                    ----------------              --------------------

J.I.Cash, Jr.           Harvard Business School       Professor of Business
                        Baker Library 187             Administration-Graduate
                        Soldiers Field                School of Business
                        Boston, MA 02163              Administration, Harvard
                                                      University

S.S. Cathcart           222 Wisconsin Avenue          Retired Chairman,
                        Suite 103                     Illinois Tool Works
                        Lake Forest, IL 60045

D.D. Dammerman          General Electric Company      Vice Chairman of the Board
                        3135 Easton Turnpike          and Executive Officer,
                        Fairfield, CT 06431           General Electric Company;
                                                      Chairman and Chief
                                                      Executive Officer, General
                                                      Electric Capital Services,
                                                      Inc.

P. Fresco               Fiat SpA                      Chairman of the Board,
                        via Nizza 250                 Fiat SpA
                        10126 Torino, Italy

C.X. Gonzalez           Kimberly-Clark de Mexico,     Chairman of the Board
                        S.A. de C.V.                  and Chief Executive
                        Jose Luis Lagrange 103,       Officer,
                        Tercero Piso                  Kimberly-Clark de Mexico,
                        Colonia Los Morales           S.A. de C.V.
                        Mexico, D.F. 11510, Mexico

Andrea Jung             Avon Products, Inc.           President and Chief
                        1345 Avenue of the Americas   Operating Officer,
                        New York, NY  10105           Avon Products, Inc.

G.G. Michelson          Federated Department Stores   Former Member of the
                        151 West 34th Street          Board of Directors,
                        New York, NY 10001            Federated Department
                                                      Stores

E. F. Murphy            General Electric Company      Vice Chairman of the
                        3135 Easton Turnpike          Board and Executive
                        Fairfield, CT 06431           Officer, General Electric
                                                      Company

S. Nunn                 King & Spalding               Partner, King & Spalding
                        191 Peachtree Street, N.E.


                              PAGE 19 of 20 PAGES

                        Atlanta, Georgia 30303

J.D. Opie               General Electric Company      Vice Chairman of the
                        3135 Easton Turnpike          Board and Executive
                        Fairfield, CT 06431           Officer, General Electric
                                                      Company

R.S. Penske             Penske Corporation            Chairman of the Board
                        13400 Outer Drive, West       and President, Penske
                        Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes           Cornell University            President Emeritus
                        3104 Snee Building            Cornell University
                        Ithaca, NY 14853

A.C. Sigler             Champion International        Retired Chairman of the
                         Corporation                  Board and CEO
                        1 Champion Plaza              and former Director,
                        Stamford, CT 06921            Champion International
                                                      Corporation

D.A. Warner III         J. P. Morgan & Co., Inc.      Chairman of the Board,
                        & Morgan Guaranty Trust Co.   President, and Chief
                        60 Wall Street                Executive Officer,
                        New York, NY 10260            J.P. Morgan & Co.
                                                      Incorporated and Morgan
                                                      Guaranty Trust Company

J.F. Welch, Jr.         General Electric Company      Chairman of the Board
                        3135 Easton Turnpike          and Chief Executive
                        Fairfield, CT 06431           Officer, General Electric
                                                      Company

                                   Citizenship
                                   -----------

                        C. X. Gonzalez                Mexico
                        P. Fresco                     Italy
                        Andrea Jung                   Canada
                        All Others                    U.S.A.


                              PAGE 20 of 20 PAGES